UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 68126/November 1, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-15047

In the Matter of :	
:	
DIOMED HOLDINGS, INC., :	
DOMINION MINERALS CORP., :	ORDER MAKING FINDINGS AND
ENERLUME ENERGY MANAGEMENT CORP., :	REVOKING REGISTRATIONS
EPIX PHARMACEUTICALS, INC., :	BY DEFAULT
FAMILYMEDS GROUP, INC., :	
GLYCOGENESYS, INC., and :	
GREATER ATLANTIC FINANCIAL CORP. :	

SUMMARY

This Order revokes the registrations of the registered securities of Diomed Holdings, Inc. (DIOMQ),[1] EnerLume Energy Management Corp. (ENLU), GlycoGenesys, Inc. (GLGSQ), and Greater Atlantic Financial Corp. (GAFC) (collectively, Respondents).[2] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), and mailed its Corrected Order Instituting Proceedings (OIP) to Respondents on October 15, 2012. The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. §

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[1] The short form of each issuer's name is also its stock symbol.

[2] The proceeding has ended as to EPIX Pharmaceuticals, Inc. Diomed Holdings, Inc., Exchange Act Release No. 68122 (Oct. 29, 2012). Dominion Minerals Corp. and Familymeds Group, Inc., remain in the proceeding.

201.141(a)(2)(ii) on October 16, 2012.[3] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

DIOMQ (CIK No. 1074874),[4] is a void Delaware corporation located in Andover, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). DIOMQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[5] for the period ended September 30, 2007, which reported a net loss of $11,955,157 for the prior nine months. On March 14, 2008, DIOMQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Massachusetts, which was closed on October 27, 2011. As of September 25, 2012, the common stock of DIOMQ was quoted on OTC Link (formerly "Pink Sheets") operated by OTC Markets Inc. (OTC Link), had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

ENLU (CIK No. 809012) is a delinquent Colorado corporation located in Hamden, Connecticut, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ENLU is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2009, which reported a net loss of $6,454,839 for the prior nine months. As of September 25, 2012, the common stock of ENLU was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

GLGSQ (CIK No. 946661) is a permanently revoked Nevada corporation located in Boston, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). GLGSQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2005, which reported a net loss of $7,268,970 for the prior nine months. On February 2, 2006, GLGSQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Massachusetts,

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[3] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

[4] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[5] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

which was converted to a Chapter 7 petition on June 1, 2006, and was closed on December 30, 2009. As of September 25, 2012, the common stock of GLGSQ was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

GAFC (CIK No. 1082735) is a void Delaware corporation located in Reston, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). GAFC is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2009, which reported a net loss of $6,261,000 for the prior nine months. As of September 25, 2012, the common stock of GAFC was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379; Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Diomed Holdings, Inc., is REVOKED;

the REGISTRATION of the registered securities of EnerLume Energy Management Corp. is REVOKED;

the REGISTRATION of the registered securities of GlycoGenesys, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Greater Atlantic Financial Corp. is REVOKED.

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Carol Fox Foelak
Administrative Law Judge